SEABRIDGE GOLD INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Voting Instruction Form ("VIF") - Annual General And Special Meeting to be held on June 29, 2022

This VIF is solicited by and on behalf of Management.

Notes

1. **The person named above (the "holder" or "you") has the right to appoint some other person or company of the holder's choice, who need not be a shareholder, to attend and act on the holder's behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the procedure noted there for registering your proxyholder.**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF.

3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF.

4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as disclosed by Management.**

6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs will be accepted up to the time of the Meeting but it would be appreciated if VIFs were returned by 4:30 p.m., EDT, on June 27, 2022.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this VIF.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail by returning this VIF to Computershare's address above, may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of Seabridge Gold Inc. hereby appoint(s):
Rudi Fronk, or failing him, John Sabine, or failing him, Christopher Reynolds

OR

Print the name of the person you are appointing if this person is someone other than the Management's Designated Proxyholders listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/Seabridge and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Seabridge Gold Inc. to be held at the Albany Club, 91 King Street East, Toronto, Ontario on June 29, 2022 at 4:30 p.m., EDT and at any adjournment or postponement thereof.

MANAGEMENT'S DESIGNATED PROXYHOLDER'S VOTING INTENTIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fix Number of Directors

Fix the number of directors at ten (10).

For	Against
☐	☐

2. Election of Directors

Nominee	**For**	Withhold	Nominee	**For**	Withhold	Nominee	**For**	Withhold
01. Trace Arlaud	☐	☐	02. Rudi P. Fronk	☐	☐	03. Eliseo Gonzalez-Urien	☐	☐
04. Richard C. Kraus	☐	☐	05. Jay S. Layman	☐	☐	06. Melanie R. Miller	☐	☐
07. Clement A. Pelletier	☐	☐	08. John W. Sabine	☐	☐	09. Gary A. Sugar	☐	☐
10. Carol Willson	☐	☐						

3. Appointment of Auditors

Appointment of KPMG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year.

For	Withhold
☐	☐

Resolution	**For**	Against
4. Auditor's Remuneration To authorize the Directors to fix the remuneration to be paid to the auditors.	☐	☐
5. Amend Articles To amend the Articles of the Corporation to set forth the rights and restrictions attached to the Common shares.	☐	☐
6. Increase in Shares Reserved Under Security Based Plans To approve an increase in the number of shares reserved for issue under the Corporation's Stock Option Plan and RSU Plan combined by 1,250,000 shares.	☐	☐
7. Other Matters To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as disclosed by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

Electronic Material Delivery – Mark this box if you would like to receive the Financial Statements, Management's Discussion and Analysis and Information Circular by email. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.